Filed by Enterprise Products Partners L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Oiltanking Partners, L.P.

Commission File No.: 001-35230

Enterprise Products Partners L.P. (the “Partnership”) is filing an investor presentation that discloses a variety of financial, operating and general information regarding the Partnership. In addition, this material contains references to the proposed merger of Oiltanking Partners, L.P. with a subsidiary of the Partnership. The presentation will be posted on the Partnership’s website, www.enterpriseproducts.com.

ENTERPRISE PRODUCTS PARTNERS L.P. RBC CAPITAL MARKETS MLP CONFERENCE November 19, 2014 Mike Creel CEO enterpriseproducts.com © ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

FORWARD–LOOKING STATEMENTS
This presentation contains forward-looking statements based on the beliefs of the company, as well as assumptions made by, and information currently available to our management team.
When used in this presentation, words such as “anticipate,” “project,” “expect,” “plan,” “seek,”
“goal,” “estimate,” “forecast,” “intend,” “could,” “should,” “will,” “believe,” “may,” “potential” and similar expressions and statements regarding our plans and objectives for future operations, are intended to identify forward-looking statements.
Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct.  You should not put undue reliance on any forward-looking statements, which speak only as of their dates.  Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those expected, including insufficient cash from operations, adverse market conditions, governmental regulations, the possibility that tax or other costs or difficulties related thereto will be greater than expected, the impact of competition and other risk factors discussed in our latest filings with the Securities and Exchange Commission.
All forward-looking statements attributable to Enterprise or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained herein, in such filings and in our future periodic reports filed with the Securities and Exchange Commission.  Except as required by law, we do not intend to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

ADDITIONAL INFORMATION
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.  In furtherance of the proposed merger of Oiltanking Partners, L.P. (“Oiltanking”) with a wholly-owned subsidiary of
Enterprise, Enterprise and Oiltanking will file one or more registration statements, proxy statements or other documents with the SEC.  This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Enterprise and/or Oiltanking may file with the SEC in connection with the proposed merger.  INVESTORS AND SECURITY HOLDERS OF ENTERPRISE AND OILTANKING ARE URGED TO READ
THE PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE
SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT THE PROPOSED MERGER. Any definitive proxy statement/prospectus (when available)
will be mailed to unitholders of Oiltanking.  Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Enterprise and/or Oiltanking through the web site maintained by the SEC at
http://www.sec.gov.
Copies of the registration statement and
the definitive proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: (i) Investor Relations: Enterprise
Products Partners L.P., (713) 381-6500, or (ii) Investor Relations, Oiltanking Partners, L.P., (281) 457-7900.
Enterprise, Oiltanking and their respective general partners, and the directors and certain of the management of the respective general partners, may be deemed to be “participants” in the solicitation of proxies from the unitholders of Oiltanking in connection with the proposed merger.  Information about the directors and executive officers of the respective general partners of Enterprise and Oiltanking is set forth in each company’s Annual
Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 3, 2014 and February
25, 2014, respectively, and in subsequent statements of changes in beneficial ownership on file with the SEC.
These documents can be obtained free of charge from the sources listed above.  Other information regarding the persons who may be participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

ENTERPRISE PRODUCTS PARTNERS L.P.
EPD is one of the largest publicly traded midstream
energy partnerships with a firm value of $90 billion
One of the largest integrated midstream energy systems
Diversified sources of cash flow
History of successful execution / clear visibility to growth
Consistent distribution growth:  6.2% compound annual
growth rate (CAGR) over 41 consecutive quarters
Financial flexibility
•
Highest credit rating among MLPs:  Baa1 / BBB+
•
Margin of safety with average distribution coverage of
1.4+x and $6.4 billion of retained DCF since 2010
Simple investor-friendly structure
•
No GP IDRs results in a lower cost of capital
•
Significant insider ownership:  owns >36% of EPD units

≈

Natural Gas Pipeline
Liquids Pipeline
Crude Pipeline
Gas Processing Plant
Underground Nat Gas Storage
Underground Liquids Storage
Fractionator
Crude Oil Terminal & Storage
Liquids Terminal
Offshore Oil Platform
Offshore Gas Platform

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

EPD TODAY:  NATURAL GAS, NGL CRUDE OIL,
REFINED PRODUCTS AND PETROCHEMICALS
Pipelines: 52,000 miles of natural gas, NGL, crude oil, refined products and petrochemical pipelines
Storage: 220 MMBbls of NGL, refined products, petrochemical and crude oil, and 14 Bcf of natural gas storage capacity
Processing: 24 natural gas processing plants; 22 fractionators
Exports: added refined products export terminal; expanding World
Scale LPG export facilities and adding ethane exports 2016
Connected to U.S. major shale basins
Connected to every U.S. ethylene cracker
Connected to 90% of refineries East of Rockies
Pipeline connected to 22 Gulf Coast PGP customers
Connected to the “First and Last Mile” for supplies and
markets through extensive marine and trucking fleets
Asset Overview Asset Overview Connectivity Connectivity
Note:  includes Oiltanking assets
S
,

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

GEOGRAPHIC AND BUSINESS
DIVERSIFICATION PROVIDE MULTIPLE
EARNINGS STREAMS
$5.2 Billion Gross Operating Margin
For 12 months ended September 30, 2014
4 Year Growth Capital Allocation 2013–2016E
(1)
$12.5 Billion
NGL Pipelines & Services
Onshore Natural Gas Pipelines & Services
Petrochemical & Refined Products Services
Onshore Crude Oil Pipelines & Services
Offshore Pipelines & Services
15%
21%
1%
63%
15%
13%
13%
3%
56%
Growth capital projects either result in additional revenue from existing assets or from expansion of our asset base through construction of new facilities.
(1)

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

VISIBILITY TO GROWTH: $20B PROJECTS
Recently Completed / Under Construction
Projects completed since 2011:  $12.7 Billion
approximately 3% under budget
•
Pipelines:  4,200 miles of natural gas, NGL and
crude oil pipelines
•
Gas Processing:  Yoakum – 3 processing trains
•
NGL Fractionators: Mont Belvieu 5–8
•
LPG export expansions:  4 MMBbls/Mo
•
ECHO Crude Oil Storage
•
Gulf of Mexico crude oil pipeline
•
Seaway Looping / ECHO to Port Arthur pipeline /
Jones Creek to ECHO
Projects under construction:  $6.3 Billion
•
Export terminals:  LPG / ethane / refined products
•
Aegis Ethane Header Pipeline (partially complete)
•
Propane dehydrogenization facility (PDH)
•
South Eddy (Permian) gas processing facility
•
9
th
NGL fractionator at Mont Belvieu
•
ECHO Crude Oil Storage
$12.7B Completed
$6.3B Under
Construction
$2.4
$3.2 $3.2
$0.3
$2.5
$3.5
Organic Growth Capital Projects
$3.9
Note:  excludes Oiltanking projects
$0.0
$0.5
$1.0
$1.5
$2.0
$2.5
$3.0
$3.5
$4.0
$4.5
2011 2012 2013 2014 2015 2016
Actual Estimated
Year of Completion

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

VISIBILITY TO GROWTH:  MAJOR CAPITAL PROJECTS
$6.2B In-Service in 2013 / 3Q14; $6.3B Under Construction
In Service Date 2013 1Q 2014 2Q 2014 3Q 2014 4Q 2014 2015 2016
NGL Pipeline & Services
Eagle Ford Yoakum gas processing facility (phase III – additional 300 MMcf/d)
Done
NGL export facility expansion at Houston Ship Channel
Done
Mont Belvieu DIB expansion
Done
Eagle Ford 20" P/L from Yoakum to Needville and 24" P/L from Needville to Alvin
Done
Eagle Ford Phase II mixed NGL pipeline and lateral
Done
Mont Belvieu (JV) NGL fractionators 7 & 8
Done
Texas Express (JV) NGL pipeline and gathering system – Skellytown to Mont Belvieu
Done
Mont Belvieu Mixed NGL pipeline expansions & pump upgrades
Done
Mid-America NGL pipeline expansion – Rocky Mountain segment
Done
ATEX Express ethane pipeline – Marcellus / Utica (2016)
Done
Front Range (JV) NGL pipeline
Done
South Carlsbad expansion – 60 mile pipeline (1Q 2014)
Done
Mont Belvieu natural gasoline system (4Q 2014)
Aegis ethane pipeline – 270 miles (1Q-4Q 2015)
NGL export facility on Gulf Coast (6.0–6.5 MMBbl/mo) (4Q 2015)
Ethane export facility on Gulf Coast (2016)
Mont Belvieu Frac 9 - 85MBPD (1Q 2016)
Permian South Eddy gas plant - 200MMcf/d (1Q 2016)
Onshore Crude Oil Pipelines & Services
North Loop extension of West Texas Crude system (21 miles of 10" P/L)
Done
Avalon–Bone Spring gathering pipeline (Permian Basin Phase II)
Done
Eagle Ford (JV) – crude oil pipeline (3Q 2013), expansion to 470 MBPD (2Q 2015)
Done
Seaway (JV) crude oil  laterals
Done Done
Seaway (JV) crude oil looping (up to 850 MBPD)
Done
ECHO storage expansion 900MBbls (capacity increase to 1.6 MMBbls)
Done
ECHO addt'l 4 MMBbl (total capacity 6.5 MMBbls) and 55 miles of 36" pipelines (1Q-2Q 2015)
Rancho II crude oil 30" pipeline (3Q 2015)
Midland Tank Farm storage expansion - 400 MBbls (2Q 2015)
Petrochemical & Refined Products Services
MTBV Propylene Splitter IV expansion
Done
Diluent service to Chicago area (Southern Lights & Cochin P/L connections)
Done Done
Refined products export dock Done Done
Propane Dehydrogenation Unit ("PDH") (2016)
Other
Offshore Pipelines & Services
Lucius (JV) crude oil pipeline SEKCO (3Q 2014) Done
Value of capital placed in service ($ Billions) 2.3 $    2.5 $    0.9 $    0.5 $    - $    - $    - $
Value of remaining capital projects to be put in service - $    - $    - $    - $    0.3 $    2.5 $    3.5 $

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

VISIBILITY TO GROWTH
Additional Opportunities Under Development
•
Purity and mixed NGL pipelines from
growing supply areas
•
Expansion of natural gas processing
facilities in growing basins
•
NGL storage in market area
•
Pipelines to serve growing onshore
and Gulf of Mexico supply areas
•
ECHO supply aggregation and blending
•
Gathering and storage projects
•
Marine and truck logistics
Crude Oil
NGLs
Supply-side Opportunities
NGLs
Crude Oil and Condensate
Natural Gas
Refined Products and Petrochemicals
Demand-side Opportunities
•
Pipeline and storage projects to serve expanding petrochemical industry
•
Water access for exports
•
Marine and truck logistics
•
ECHO storage, blending and distribution projects to serve U.S. Gulf
Coast refiners
•
Provide water access for North America destinations and exports
•
Pipeline projects to serve industrial expansion in Texas and Louisiana
•
Pipeline projects to serve growing usage in power generation
•
Pipeline projects to serve LNG and Mexico export markets
•
Distribution pipelines to serve expanding petrochemical industry
•
Water access for refined products, gasoline additives and polymer grade propylene exports
•
Motor gasoline additive blending
•
Marine logistics

Bcf/d
CAGR ≈4%
CAGR ≈3%
2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020

Million BPD
CAGR ≈7%
CAGR ≈7%
2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020

Million BPD
CAGR ≈10%
CAGR ≈10%
2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020

Million BPD
CAGR ≈5%
CAGR ≈5%
2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

40
50
60
70
80
90
100
U.S. Natural Gas
POTENTIAL ENERGY PRODUCTION GROWTH
0.7
2.5
1.2
59
90
71
7.5
16.7
10.7
1.2
2.8
1.8
Source:  EPD Fundamentals * Includes  refinery production and imports
0
5
10
15
20
North American Crude Oil & Condensate
U.S. Canada
0.0
0.5
1.0
1.5
2.0
2.5
3.0
U.S. Ethane
U.S. Demand Production
0.0
0.5
1.0
1.5
2.0
2.5
3.0
U.S. LPG
U.S. Demand Production
*

PROJECTS OVERVIEW enterpriseproducts.com © ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

Blue Racer
Natrium (WV)
Utica East Ohio
Scio (OH)
Mark West
Cadiz (OH)
Mark West
Houston (PA)
ATEX C_2 Contracted Volumes
18% CAGR Through 2018
MBPD
150
120
90
60
30
0
68
81
104
116
131
2014
2015
2016
2017
2018-2028
Initial Northeast Origins
Gas Processing Plant
Liquids Terminal
Fractionator
Import/Export Terminal
Underground Liquids Storage
Liquids Pipeline

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

MAJOR NGL CAPITAL GROWTH PROJECTS
ATEX and Aegis Ethane Pipelines
ATEX Pipeline
Initial Origins
Aegis Pipeline
ATEX Pipeline
1,265-mile, 16” and 20” pipeline
Initial capacity 125 MBPD, expandable to
265 MBPD
Connected to 4 NGL fractionators
15 year ship-or-pay commitments
In-service January 2014
Aegis Ethane Pipeline
270-mile, 20” pipeline with capacity up to
425 MBPD
Creates header pipeline from Corpus Christi to
Louisiana, when combined with existing South
Texas ethane pipeline
Will deliver ethane to at least 6 petrochemical
customers
Received commitments in excess of  200 MBPD
First segment to Beaumont completed
September 2014; remaining 2 segments
expected in-service in phases throughout 2015

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

EPD PDH FACILITY UPDATE
Propylene production from ethylene
crackers decreased by 5.4 billion lbs. or 37%
since 2010 due to the decline in cracking
naphtha
Capacity to produce up to 1.65 billion
pounds per year of polymer grade propylene
(25 MBPD)
•
Will consume 35 MBPD of propane
100% of capacity is contracted under
fee-based contracts that average 15 years
with investment grade companies
Integrated with EPD’s existing facilities to
provide reliability and flexibility
Completion expected in mid-2016
•
60% of costs locked in

EXPORT CAPACITY:  LINKING U.S. SUPPLIES
TO GROWING GLOBAL DEMAND
Corpus Christi
Texas City
Morgan’s Point
OTI
Freeport / Jones Creek
ECHO
Mont
Belvieu
Source:  EPD Fundamentals
OTI
EPD
Product Docks Berths U/C
OILT - Beaumont Multi 2 4 2
EPD - Beaumont Refined 1 0 1
OILT - Houston Multi 8 2 1
Morgan's Point Ethane 0 0 2
Texas City
Condensate,
Crude
2 0 0
Freeport /
Jones Creek
Crude 1 0 0
Corpus Christi Crude 1 0 0
Refined Products
Crude Oil
NGLs
Crude Oil – Under Construction (U/C)
Dock / Berth Terminal
Pipeline Corridors
© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

140
120
100
80
60
40
20
0
MMbls
2013
2014 YTD
EPD
Qatar
UAE
Norway
Saudi
Algeria
Kuwait
Venezuela

U.S. BECOMES LARGEST EXPORTER OF PROPANE
Propane Exports by Destination as of October 2014
South America
43 MMBbls
42% EPD
Mexico, Caribbean
& Central America
Total Waterborne Imports:
50 MMBbls
45% EPD
Source:  Waterborne
Europe /
North Africa
122 MMBbls
7% EPD
Far East
224 MMBbls
8% EPD
Top Propane Exporters in 2013 and 2014 YTD
15
© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.
% of Cargoes Loaded % of Destination Market
North America 33% 45%
South America 26% 42%
Europe / North Africa 13% 7%
Far East 26% 8%
Other 2% 4%
2014 YTD Propane Exports (from EPD Facility) by Destination Region:  68 MMBbls
USA

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

EPD BOOKING CARGOES / BUILDING CAPACITY
2,000 LPG Cargoes Scheduled Through 2024
-
2
4
6
8
10
12
14
16
2010 2011 2012 2013 2014E 2015E 2016E 2017E 2018E 2019E 2020E 2021E 2022E 2023E 2024E
Historical & Contracted Future LPG Loadings vs. Capacity
Average monthly loadings per year Operational Capacity
Existing Capacity:       7.5 MMBbls/mo
Expansion 1Q 2015:      +1.5 MMBbls/mo
Expansion 4Q 2015:      +7.0 MMBbls/mo
Ultimate Capacity:   16.0 MMBbls/mo

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

NEW MARKETS DEVELOP FOR U.S. ETHANE
EPD Ethane Export Facility at Morgan’s Point, TX
Supported by long-term contracts
Combined operating rate   200 MBPD across two
Source:  EPD Fundamentals
Shipbuilders Response to Increased Ethane Demand
Market Potential
Estimated Ethane / Ethylene Vessel Capacity
(1)
(1) # of vessels (125+ MBbls capacity per vessel); confirmed shipbuilding orders only
0
2
4
6
8
10
12
14
5
14
29
48
2014 2015 2016 2017
docks
Evaluating possible expansion
Expected to begin operations 3Q 2016
Europe vs. Caribbean / South America vs. Asia
Ultimate waterborne capacity needed will be
dependent on roundtrip transit times to end-
use market
Power generation
Fuel Market
300 MBPD ethane demand generated by
converting 25% of NW Europe operating
capacity to ethane feedstock
$330 million per year advantage for a 1.5 billion
lb. per year cracker (gross, before costs of logistics
and transport)
(MTBV) (NEW)
Price per Gallon $0.24 $1.56
Ethylene Costs
($ per pound)
$0.11 $0.33
Ethane
Naphtha
NW Europe example (as of 11/11/14):
Ethylene cracker feedstock – displacing current
crude oil derivative feedstocks or new demand

Cushing
Oklahoma
Arkan
Lou
Texas
Beaumont/
Port Arthur
ECHO
Sealy
Katy
TX City
Jones
Creek
Freeport
Terminal
Seaway Pipeline (JV)
Rancho Pipeline

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

SEAWAY CRUDE OIL PIPELINE EXPANSION
COMPLETED
Seaway Loop:  512 mile, 30” parallel
pipeline along existing pipeline;
completed June 2014
•
Linefill is underway
•
Expect volumes to reach Jones Creek
in early December
Jones Creek to ECHO Lateral:
65 mile, 36” pipeline; completed
January 2014
ECHO to Port Arthur Lateral:
100 mile, 30” pipeline from ECHO to
Beaumont / Port Arthur; completed
July 2014

≈

From Cushing
Galena Park
Baytown
XOM
From Permian
Sealy
From Eagle Ford
VLO
H.R.
PRSI
Shell
Beaumont
Katy
24"
Motiva
VLO
TOT
XOM
Rancho
24"
Speed Junction
Bertron
Genoa
ECHO
Rancho II
36"
Port Arthur Lateral
30"
Seaway Longhaul
2 x 30"
18"
Morgan's Point
Jones Creek
Lateral
36"
Seaway TX City
36"
Refinery
Enterprise Pipeline
Enterprise Pipeline Under Development
Seaway Pipeline
Third Party Pipeline
Storage Terminal
Dock
P66
Jones Creek
Texas City
GBR
VLO
MPC
Freeport
45' draft
45' draft

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P. 19 EPD & SEAWAY’S GULF COAST CRUDE SYSTEM Access to 8 MMBPD Refining and Water

OILTANKING enterpriseproducts.com © ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

ACQUISITION OF OILTANKING (OILT)
OVERVIEW AND RATIONALE
On October 1, 2014, EPD acquired OILT’s GP and related IDRs, 15.9 million OILT common units and 38.9 million OILT subordinated units (which converted one-to-
one to common units on November 17, 2014) for $4.41 billion of consideration consisting of $2.21 billion of cash and 54.8 million newly issued EPD common units
On November 11, 2014, EPD and OILT executed merger agreement in which EPD would issue 1.3 EPD common units for each OILT common unit (  $1.4 billion)
Merger requires approval of holders of simple majority of OILT common units; EPD has agreed to vote its then 54.8 million common units (66% of total OILT common units) in favor of the merger
Total consideration of $6.0 billion plus $228 million of OILT debt
Merger expected to be completed in first quarter of 2015
Combines EPD’s integrated system of midstream energy infrastructure and access to supplies of NGL, crude oil and refined products with OILT’s access to waterborne markets and storage
Expected to be accretive to EPD’s distributable cash flow per unit in 2016

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

ACQUISITION OF OILT
PRINCIPLE DRIVERS OF VALUE CREATION
At least $30 million of synergies and cost savings from the complete integration of
OILT’s business into Enterprise’s system as well as public company cost savings
Opportunities for new business and repurposing existing assets for “best use” to meet the growing demand for export and logistical services for petroleum products related to increase in North American crude oil and NGL production from the shale and non-conventional plays
Secures ownership and control of OILT’s assets that are essential to EPD’s midstream
•
EPD is OILT’s largest customer, representing    31% of total 2013 revenues;
•
EPD accounted for    40% of OILT’s 2013 earnings before interest, taxes, interest depreciation and amortization (per EPD estimates)
•
OILT provides essential dock and storage services to EPD LPG export and octane
enhancement businesses, which accounted for    10% of EPD’s 2013 gross
operating margin
•
Upon completion of EPD’s LPG export facility in 2016, EPD assets with a value of
$1.5 billion would be located on land owned by OILT

≈

Oiltanking Appelt Terminal
Oiltanking Jacintoport Terminal
Seaway Galena Park Terminal
Enterprise ECHO Terminal
Seaway ECHO Terminal
Enterprise Assets
Enterprise Terminal
Enterprise Crude
Proposed Enterprise
Seaway Assets
Seaway Terminal
Seaway Crude
Oiltanking Assets
Oiltanking Terminal
Oiltanking Crude
Proposed Oiltanking

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

OILT HOUSTON ASSET OVERVIEW
13.2 MMBbls of storage at main
site
6.7 MMBbls at Appelt site
100 miles of pipeline in
Houston area
7 ship docks (post expansion)
and 3 barge docks
Hosts EPD’s expanding LPG
refrigeration facility
Provides critical services for
EPD’s LPG, methanol and
octane enhancement business

Oiltanking Beaumont North Terminal
EPD Storage Facility
Oiltanking Beaumont South Terminal
Seaway Assets
Seaway Crude
Oiltanking Assets
Oiltanking Terminal
Oiltanking Crude
Proposed Oiltanking

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

OILT BEAUMONT ASSET OVERVIEW
Two sites with 5.5 MMBbls of
storage
4 ship docks (post expansion),
2 barge docks
Significant land for expansion
Adjacent to EPD’s storage
facility
Near EPD’s refined products
marine terminal at Port of
Beaumont

FINANCIAL enterpriseproducts.com © ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

Million BPD

Equity NGL Production
MBPD
Bcf/d
Fee-based Processing

MBPD

TBtu/d

SOLID OPERATING PERFORMANCE…
Equity NGL Production & Fee-based Processing
Natural Gas Pipeline Volumes
Offshore
Onshore
12.7
Liquids Pipeline Volumes
4.2
4.0
4.3
5.0
5.2
3.3
3.8
4.3
4.8
5.3
2010 2011 2012 2013 9M 2014
126
125
2.9
2
2.5
3
3.5
4
4.5
5
0
20
40
60
80
100
120
140
2010 2011 2012 2013 9M 2014
NGL / Propylene Fractionation &
Butane Isomerization / DIB Volumes
665
777
872
961
1,066
500
600
700
800
900
1,000
1,100
2010 2011 2012 2013 9M 2014
6
8
10
12
14
16
2010 2011 2012 2013 9M 2014
14.3
14.5
13.6
13.2
© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.
26
4.9
4.6
3.8
101
4.4
116
121

…DRIVES STRONG FINANCIAL RESULTS
(1) Each period noted includes non-recurring transactions (e.g., proceeds from asset sales and property damage insurance claims and payments to settle interest rate hedges).
(2) Retained DCF represents the amount of distributable cash flow for each period that was retained by the general partner for reinvestment in capital projects and other reasons.
Annualized
Non-recurring items
Retained DCF / Coverage
(1,2)
$0.0
$1.0
$2.0
$3.0
$4.0
$5.0
$3.3
$3.9
$4.4
$4.8
$3.9
2010 2011 2012 2013 9M 2014
Gross Operating Margin
$0.5
$1.5
$2.5
$3.5
$4.5
$2.3
$3.8
$4.1
$3.8
$3.0
2010 2011 2012 2013 9M 2014
Distributable Cash Flow (“DCF”)
$0.0
$0.4
$0.8
$1.2
$1.6
$2.0 $1.9
2010 2011 2012 2013 9M 2014
$0.8
1.4x
1.9x
$0.4
1.2x
1.9x
$0.7
1.4x
1.3x
$1.2
1.5x
1.5x
$0.9
1.4x
1.5x
$0.5
$1.7
$1.3
$1.0
Distributions Declared
(Adjusted for 2-for-1 Split in August 2014)
$1.16
$1.22
$1.29
$1.37
$1.46
$1.00
$1.10
$1.20
$1.30
$1.40
$1.50
2010 2011 2012 2013 3Q 2014
© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.
27
$2.2
$2.8
$3.0
$3.7
$2.9
(1)

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

HISTORY OF FINANCIAL DISCIPLINE
WHILE EXECUTING GROWTH STRATEGY
capital expenditures.
(2) Coverage ratio reflects total debt adjusted for the average 50% equity credit that the rating agencies ascribe to the Junior Subordinated Notes
(3) Debt leverage ratio presented reflects historical data for the 12 months ended September 30, 2014 and should not be inferred as a projection of such ratio for the 12 months ended December 31, 2014.
(4) Growth capital spending estimate for the 12 months ended December 31, 2014, includes actuals for the 9 months ended September 30, 2014.
Total Growth Capex
(1)
& Debt Leverage
(2)
Actual
Debt Leverage Ratio
(4)
(3)
$3.1
$3.6
$3.9
$4.2
$3.1
3.9x
3.5x
3.6x
3.5x
3.7x
3.3x
3.5x
3.7x
3.9x
4.1x
4.3x
4.5x
4.7x
$0.0
$0.5
$1.0
$1.5
$2.0
$2.5
$3.0
$3.5
$4.0
$4.5
2010 2011 2012 2013 2014E
Represents cash used in investing activities as presented on our Statements of Consolidated Cash Flows before changes in restricted cash, proceeds from asset sales and related transactions, and sustaining
(1)

≈

Average Maturity – Years
Cost of Debt
12/31/2010
12/31/2011
12/31/2012
12/31/2013
10/2/2014

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

STRENGTHENING DEBT PORTFOLIO
Extending Maturities Without Increasing Costs
98.9% Fixed Rate Debt $15.9 Billion Notes Issued
2009 – 10/2/2014
7.3%
12.3%
34.0%
46.4%
3 Year 5 Year 10 Year 30+ Year
9.2
11.0
12.4
13.3
14.7
5.7%
5.8%
5.5%
5.3%
5.0%
4.5%
5.5%
6.5%
7.5%
7
9
11
13
15
Average Maturity to First Call Date Average Cost of Debt

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

EPD TOTAL RETURN
Compared to 9 Other Asset Classes
(1)
CAGR calculations based upon closing prices ending the last trading day of the third quarter for each period.
Commodities:  S&P World Commodity Index;  EPD: Enterprise Products Partners L.P.;  Hedge Funds: CS Tremont Hedge Fund;  High Yield: Vanguard High Yield US Corporate Fund; IG Bonds: Vanguard Intermediate
Term US Investment Grade Fund;  MLP Index: Alerian Index;  Non-US Equity: MSCI Daily Total Return EAFE Index;  REIT: DJ Equity REIT Index;  S&P 500: S&P 500 Index;  Small Cap Equity: Russell 2000 Index
Past results may not be indicative of future performance. Source: Bloomberg L.P.
REIT Commodities IG Bonds MLP Index
EPD
EPD
REIT Small Cap Equity
EPD EPD EPD EPD EPD
35.4% 40.7% -6.1% 76.4%
41.0% 17.8%
19.6% 38.8%
25.3% 22.7% 20.3% 29.8% 32.0%
EPD EPD
Hedge Funds
EPD
MLP Index MLP Index
Non-US Equity
EPD
MLP Index MLP Index MLP Index MLP Index S&P 500
29.3% 16.9%
-19.1%
64.7%
35.9% 13.9% 17.9%
38.4%
19.5% 18.3% 16.2% 23.6% 23.0%
Non-US Equity MLP Index High Yield Commodities REIT IG Bonds
Small Cap Equity
S&P 500 REIT REIT REIT REIT MLP Index
26.9% 12.7% -21.3% 50.3% 27.7% 7.4%
16.3%
32.4% 13.4% 11.8% 8.5% 15.9% 22.9%
MLP Index Hedge Funds
EPD
High Yield Small Cap Equity REIT
S&P 500
MLP Index
S&P 500
Small Cap Equity Small Cap Equity S&P 500
Small Cap Equity
26.1% 12.6%
-30.1%
39.2% 26.9% 7.5%
16.0%
27.6%
8.3%
7.9% 8.2% 15.7%
21.3%
Small Cap Equity Non-US Equity Small Cap Equity Non-US Equity Commodities High Yield
High Yield
Non-US Equity
IG Bonds
Commodities
S&P 500 Small Cap Equity
REIT
18.4% 11.6% -33.8% 32.5% 20.4% 7.3%
14.3%
23.3%
4.4% 7.6% 8.1% 14.3%
17.0%
S&P 500 IG Bonds MLP Index REIT S&P 500 Commodities
EPD
Hedge Funds
High Yield
Hedge Funds
Non-US Equity High Yield
Non-US Equity
15.8% 6.2% -36.9% 28.5% 15.1% 2.1%
13.4%
9.7%
3.5% 7.4% 6.8% 9.4% 14.2%
Hedge Funds S&P 500 S&P 500 Small Cap Equity High Yield S&P 500
IG Bonds
High Yield
Hedge Funds
High Yield
High Yield Non-US Equity
High Yield
13.9% 5.5% -37.0% 27.2% 12.5% 2.1%
9.2%
4.7%
3.4% 6.4% 6.7% 7.0% 9.5%
High Yield High Yield Commodities S&P 500 Hedge Funds Hedge Funds
Hedge Funds
REIT
Non-US Equity
IG Bonds
Hedge Funds Hedge Funds
Hedge Funds
8.5% 1.9% -42.8% 26.5% 10.9% -2.5%
7.7%
2.7%
-1.0% 6.3% 6.3% 6.4%
7.2%
IG Bonds Small Cap Equity REIT Hedge Funds IG Bonds Small Cap Equity
MLP Index
IG Bonds
Small Cap Equity
S&P 500
Commodities IG Bonds
IG Bonds
4.3% -1.6% -37.6% 18.6% 10.6% -4.2%
4.8%
-1.4%
-4.4% 4.9% 5.5% 6.3%
4.6%
Commodities REIT Non-US Equity IG Bonds Non-US Equity Non-US Equity
Commodities
Commodities
Commodities
Non-US Equity
IG Bonds Commodities
Commodities
0.4% -15.6% -43.1% 17.9% 8.2% -11.7%
0.3%
-2.2%
-9.2% 4.3% 5.4% 4.4%
-1.0%
2006 2007 2008 2009 2010 2011 2012 2013 9M 2014
15-Year
CAGR ¹
10-Year
CAGR ¹
5-Year
CAGR ¹
3-Year
CAGR ¹

NON–GAAP RECONCILIATIONS enterpriseproducts.com © ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

GROSS OPERATING MARGIN
We evaluate segment performance based on the non-GAAP financial measure of gross operating margin.  Gross operating margin
(either in total or by individual segment) is an important performance measure of the core profitability of our operations.  This measure forms the basis of our internal financial reporting and is used by our management in deciding how to allocate capital resources among business segments.  The following table reconciles non-GAAP gross operating margin to operating income, which is the most directly comparable GAAP financial measure to gross operating margin (dollars in millions):
Note: Gross Operating Margin has been presented as if EPD were Enterprise GP Holdings for all periods prior to the Holdings Merger, which was completed in November 2010.
For the Nine For the Twelve
Months Ended Months Ended
2010 2011 2012 2013 September 30, 2014 September 30, 2014
Gross operating margin by segment:
NGL Pipelines & Services 1,732.6 $       2,184.2 $       2,468.5 $       2,514.4 $       2,172.4 $                      2,909.8 $
Onshore Natural Gas Pipelines & Services 527.2              675.3              775.5              789.0              618.8                             805.9
Onshore Crude Oil Pipelines & Services 113.7              234.0              387.7              742.7              534.5                             697.6
Offshore Pipelines & Services 297.8              228.2              173.0              146.1              120.0                             148.0
Petrochemical & Refined Products Services 584.5              535.2              579.9              625.9              482.4                             657.6
Other Investments (2.8)                 14.8                2.4                   -                   -                                 -
Total gross operating margin (non-GAAP) 3,253.0          3,871.7          4,387.0          4,818.1          3,928.1                         5,218.9
Adjustments to reconcile non-GAAP gross operating margin to GAAP operating income:
Subtract depreciation, amortization and accretion expense amounts not reflected in
gross operating margin (936.3)            (958.7)            (1,061.7)         (1,148.9)         (936.5)                           (1,233.7)
Subtract impairment charges not reflected in gross operating margin (8.4)                 (27.8)               (63.4)               (92.6)               (18.2)                              (57.5)
Subtract operating lease expenses paid by EPCO not reflected in gross operating margin (0.7)                 (0.3)                 -                   -                   -                                 -
Add net gains attributable to asset sales and insurance recoveries not reflected in gross
operating margin 44.4                156.0              17.6                83.4                99.0                               114.0
Subtract non-refundable deferred revenues attributable to shipper make-up rights on new
pipeline projects reflected in gross operating margin -                   -                   -                   (4.4)                 (66.8)                              (71.2)
Subtract general and administrative costs not reflected in gross operating margin (204.8)            (181.8)            (170.3)            (188.3)            (150.9)                           (200.3)
Operating income (GAAP) 2,147.2 $       2,859.1 $       3,109.2 $       3,467.3 $       2,854.7 $                      3,770.2 $
For the Year Ended December 31,

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

For the Nine For the Twelve
Months Ended Months Ended
2010 2011 2012 2013 September 30, 2014 September 30, 2014
Net income (GAAP) 1,383.7 $       2,088.3 $       2,428.0 $       2,607.1 $       2,152.4 $                      2,858.1 $
Adjustments to GAAP net income to derive non-GAAP Adjusted EBITDA:
Subtract equity in income of unconsolidated affiliates (62.0)               (46.4)               (64.3)               (167.3)            (179.1)                           (220.3)
Add distributions received from unconsolidated affiliates 191.9              156.4              116.7              251.6              260.7                             324.7
Add interest expense, including related amortization 741.9              744.1              771.8              802.5              679.6                             877.7
Add provision for or subtract benefit from income taxes, as applicable 26.1                27.2                (17.2)               57.5                22.5                               33.8
Add depreciation, amortization and accretion in costs and expenses 974.5              990.5              1,094.9          1,185.4          966.2                             1,272.5
Adjusted EBITDA (non-GAAP) 3,256.1          3,960.1          4,329.9          4,736.8          3,902.3                         5,146.5
Adjustments to non-GAAP Adjusted EBITDA to derive GAAP net cash flows provided by operating activities:
Subtract interest expense, including related amortization, reflected in (741.9)            (744.1)            (771.8)            (802.5)            (679.6)                           (877.7)
Adjusted EBITDA
Add benefit from or subtract provision for income taxes reflected in
Adjusted EBITDA (26.1)               (27.2)               17.2                (57.5)               (22.5)                              (33.8)
Subtract net gains attributable to asset sales and insurance recoveries (46.7)               (155.7)            (86.4)               (83.3)               (99.0)                              (113.9)
Add deferred income tax expense or subtract benefit, as applicable 7.9                   12.1                (66.2)               37.9                2.6                                 8.4
Add impairment charges 8.4                   27.8                63.4                92.6                18.2                               57.5
Add or subtract the net effect of changes in operating accounts,
as applicable (190.4)            266.9              (582.5)            (97.6)               (435.8)                           (19.5)
Add or subtract miscellaneous non-cash and other amounts to reconcile non-GAAP Adjusted EBITDA with GAAP net cash flows provided by
operating activities 32.7                (9.4)                 (12.7)               39.1                18.2                               36.2
Net cash flows provided by operating activities (GAAP) 2,300.0 $       3,330.5 $       2,890.9 $       3,865.5 $       2,704.4 $                      4,203.7 $
For the Year Ended December 31,
ADJUSTED EBITDA
Adjusted EBITDA is commonly used as a supplemental financial measure by our management and external users of our financial statements, such as investors, commercial banks, research analysts and ratings agencies to assess:  (1) the financial performance of our assets without regard to financing methods, capital structures or historical cost basis; (2) the ability of our assets to generate cash sufficient to pay interest and support our indebtedness; and (3) the viability of projects and the overall rates of return on alternative investment opportunities.  Since adjusted EBITDA excludes some, but not all, items that affect net income or loss and because these measures may vary among other companies, the adjusted EBITDA data included in this presentation may not be comparable to similarly titled measures of other companies.  The following table reconciles non-GAAP adjusted EBITDA to net cash flows provided by operating activities, which is the most directly comparable GAAP financial measure to adjusted EBITDA
(dollars in millions):
Note:  Adjusted EBITDA has been presented as if EPD were Enterprise GP Holdings for all periods prior to the Holdings Merger, which was completed in November 2010.

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P.

For the Nine
Months Ended
2010 2011 2012 2013 September 30, 2014
Net income attributable to limited partners (GAAP) 1,266.7 $      2,046.9 $      2,419.9 $      2,596.9 $      2,127.6 $
Adjustments to GAAP net income attributable to limited partners to derive non-GAAP distributable cash flow:
Add depreciation, amortization and accretion expenses 980.2             1,007.0          1,104.9          1,217.6          992.4
Add distributions received from unconsolidated affiliates 128.2             156.4             116.7             251.6             260.7
Subtract equity in income of unconsolidated affiliates (69.0)              (46.4)              (64.3)              (167.3)            (179.1)
Subtract sustaining capital expenditures (240.3)            (296.4)            (366.2)            (291.7)            (262.0)
Subtract net gains from asset sales and insurance recoveries (46.7)              (155.7)            (86.4)              (83.3)              (99.0)
Add cash proceeds from asset sales and insurance recoveries 105.9             1,053.8          1,198.8          280.6             121.5
Add gains or subtract losses from the monetization of interest rate derivative instruments 1.3                   (23.2)              (147.8)            (168.8)            -
Add deferred income tax expenses or subtract benefit, as applicable 7.9                   12.1               (66.2)              37.9               2.6
Add impairment charges 8.4                   27.8               63.4               92.6               18.2
Add or subtract other miscellaneous adjustments to derive non-GAAP
distributable cash flow, as applicable 113.8             (25.8)              (39.5)              (15.7)              32.7
Distributable cash flow (non-GAAP) 2,256.4          3,756.5          4,133.3          3,750.4          3,015.6
Adjustments to non-GAAP distributable cash flow to derive GAAP net cash flows provided by operating activities:
Add sustaining capital expenditures reflected in distributable cash flow 240.3             296.4             366.2             291.7             262.0
Subtract cash proceeds from asset sales and insurance recoveries reflected in
distributable cash flow (105.9)            (1,053.8)        (1,198.8)        (280.6)            (121.5)
Add losses or subtract gains from the monetization of interest rate derivative instruments (1.3)                23.2               147.8             168.8             -
Add or subtract the net effect of changes in operating accounts, as applicable (202.1)            266.9             (582.5)            (97.6)              (435.8)
Add miscellaneous non-cash and other amounts to reconcile non-GAAP
distributable cash flow with GAAP net cash flows provided by operating activities 112.6             41.3               24.9               32.8               (15.9)
Net cash flows provided by operating activities (GAAP) 2,300.0 $      3,330.5 $      2,890.9 $      3,865.5 $      2,704.4 $
For the Year Ended December 31,
DISTRIBUTABLE CASH FLOW
Distributable cash flow is an important non-GAAP financial measure for our limited partners since it serves as an indicator of our success in providing a cash return on investment. Specifically, this financial measure indicates to investors whether or not we are generating cash flows at a level that can sustain or support an increase in our quarterly cash distributions.  Distributable cash flow is also a quantitative standard used by the investment community with respect to publicly traded partnerships because the value of a partnership unit is, in part, measured by its yield, which is based on the amount of cash distributions a partnership can pay to a unitholder.  The following table reconciles non-GAAP Distributable Cash Flow to net cash flows provided by operating activities, which is the most directly comparable GAAP financial measure to distributable cash flow (dollars in millions):
Note: Distributable Cash Flow for the period prior to the fourth quarter of 2010 is presented based on the historical results of EPD prior to the Holdings merger.

© ALL RIGHTS RESERVED. ENTERPRISE PRODUCTS PARTNERS L.P. 35 CONTACT INFORMATION Randy Burkhalter – Vice President, Investor Relations • (713) 381-6812 • rburkhalter@eprod.com